82-5069

TECHNOVISION SYSTEMS INC.
1, 3180 - 262nd St, Aldergrove, British Columbia, V4W 2Z6
Telephone: (604) 856-6281 Fax (604) 856-7655
E-mail gtremain@uniserve.com

NOV 12

02060256

NEWS RELEASE

Oc.

TSX Venture Exchange trading symbol: TVS

The Company announces that Maurice Lees has been appointed to act as a director of the company. Mr. Lees was employed for 39 years at a major Canadian Bank and retired in 2002. He had senior management roles in Human Resources, Operations and Risk Management. His most recent role was as Senior Manager, Risk Management, Commercial and Personal Markets for British Columbia and Yukon District.

Denise Page, Executive Vice President of the Company and a member of the board from 1996 to May, 2002 has been reappointed as a director and has resigned as Executive Vice-President and Secretary.

Gordon Tremain has resigned as a director and as Chairman of the Board and Chief Executive Officer.

Technovision is a Canadian company listed on the TSX Venture Exchange under the symbol TVS.

ON BEHALF OF THE BOARD OF DIRECTORS
TECHNOVISION SYSTEMS INC.

"William Spratt"
William Spratt, President

SUPPL

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

dlw 12/19